Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
August 14, 2009
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The City of David, Jerusalem

Dear Shareholder and/or Friend of Zion...

With our drilling operations at the Ma'anit-Rehoboth #2 well nearing completion (although logging the deeper section of the well is still to come), our site preparations for the planned Elijah #3 well now beginning and all the normal administrative work requiring detailed attention, it is too easy to forget that some time-off to recharge one's personal batteries is an absolute must.

So, earlier this week I took a morning and visited 'the place where it all began'... the City of David in Jerusalem.

Some 3,000 years ago, King David left the city of Hebron for a small hilltop city known as Jerusalem, establishing it as the capital of the tribes of Israel.

Later, King David's son, King Solomon, built the First Temple next to the City of David on top of Mount Moriah, the site of the binding of Isaac, and with it, this hilltop became one of the most important sites in the world.

The photograph (above left) shows a current-day view of the site of the City of David and the other photograph (above right) shows the entrance to King Hezekiah's 2,700 year old water tunnel, one of the wonders of early engineering. It was hewn in bedrock for approximately 500 meters, about 40 meters beneath the city of David, between the Gihon spring and the Siloam pool. The tunnel was discovered by the American biblical archeologist Edward Robinson in 1838.

Hezekiah's tunnel is mentioned both in the book of II Kings (20:20) and in the book of II Chronicles (32:2-4 and 32:30). Wading through the water in the 2,700 year old tunnel with a flashlight in one hand and a Bible in the other certainly cleared my mind.

Engineering has advanced tremendously in the last 3,000 years, so as I splashed through the dark tunnel, I contrasted Hezekiah's works with Zion's operations on the Ma'anit-Rehoboth #2 well; we have drilled ten times the distance and, rather than horizontally, vertically downwards.

Of course, Hezekiah was looking to deny water to Sennacherib, King of Assyria, whereas Zion is looking to find and recover hydrocarbons hidden beneath the land in rock almost 250 million years old.

If he were alive today, I would like to think that King Hezekiah would have been a great supporter of our work.

The Ma'anit-Rehoboth #2 Well

Drilling Operations on the Ma'anit-Rehoboth #2 Well

This past week has been frustrating. The week started with very slow drilling into very hard formation rock. The formation was so hard that one of the drill bits was literally 'worn to bits'; when we pulled the drill bit out of the hole, it was missing all three of its cones.

The photograph (above right) three of our (old and used) tricone drill bits. As you can see (in the lower photograph) some of the tungsten carbide insert teeth have been completely worn away. However, it seems that our latest drill bit wasn't just worn down. Possibly, it first lost one cone and then, as the remaining two cones of the bit tried to drill through the broken cone, the remaining two cones just broke apart.

So, we tried to 'fish' for the missing parts with a 'junk basket'. As the fishing procedure didn't retrieve the missing metal parts from the hole, we went back into the hole with a rock bit (a drill bit with milled teeth designed to flake the rock) and a junk basket. However, if the missing parts were forced into the formation, then most likely they will not be recovered and will not cause us any further problem.

To add to our delay, we also suffered some down-time as the rig required some maintenance and repair.

So, this past week, we have made approximately 328 feet (100 meters) in drilling progress and, as I write, we are drilling through shale and dolomite at a depth of approximately 17,470 feet (5,325 meters) towards our final target of approximately 18,040 feet (5,500 meters).

The site of the Elijah #3 Well

Operations on the site of the proposed Elijah #3 Well

As I mentioned last week, we have signed an agreement with Kibbutz Ein Carmel regarding our planned Elijah #3 well.

The photograph above was taken on Friday, August 7, 2009, at the proposed new drill site and shows Zion's Drilling Manager, Jerry Carlisle, pointing to the exact location of the Elijah #3 well.

As you can see, the Kibbutz has removed its equipment from the area and this past week we have finished measuring and surveying and begun preparing the site, so that, when appropriate, the drilling rig will be able to move directly from Kibbutz Ma'anit to Kibbutz Ein Carmel.

You may be interested to know that the trees in the background are banana trees.

In any event, we are making good progress with preparations for drilling the Elijah #3 well.

(New) Rights Offering

On Wednesday, July 29, 2009, Zion filed a registration statement with the Securities and Exchange Commission (SEC) with respect to a proposed Rights Offering to its common stockholders of up to two (2) million shares of common stock. Each whole subscription right will entitle the holder to purchase one share of common stock for $5.00. The registration statement is currently under review by the SEC.

Under the proposed rights offering, stockholders have the right to purchase thirteen (13) shares of stock for every one hundred (100) shares of common stock owned on the record date. This is identical to 0.13 subscription rights for each share of common stock owned on the record date.

Should the rights offering be fully subscribed, the company would receive gross proceeds of $10 million, to be used for Zion's multi-well drilling plan.

If you were among the many hundreds of our stockholders who did not receive as many $5 shares as you subscribed for, this is your 'second chance' opportunity. Of course, this offer is open to everyone who is a stockholder of record on the (as yet undetermined) record date.

 "May the Lord be gracious to us and bless us
and make his face shine upon us...

...Then shall the earth yield its increase
and the Lord will bless us."

Psalm 67:1, 6

Thank you for your continued support of Zion

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION ( 1-888-891-9466 ).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com